Filed by: LVB Acquisition, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No.: 333-198380

 March 3, 2015

No Bones About It…

Dear Team Members and Sales Force,

On Feb. 20, Dane Miller’s family and friends celebrated his remarkable life. Dane had a tremendous impact on our industry, the communities in which we work, and of course, on Biomet. He was extraordinarily gracious and helpful to me.

I know that Dane would want us to carry on with our “can-do family” attitude as we approach the next phase in Biomet’s journey. He would want us to continue working to serve our customers and their patients, who benefit every day from our innovations. And he would want us to uphold our commitment to support each other and the communities where we live and work. Let’s honor Dane with our actions to carry forward the best of Biomet.

Integration Update

At the end of January, David Dvorak, CEO of Zimmer, announced the next level of leadership for the future Zimmer Biomet. The announcement revealed a balance of leaders from both companies, indicating real progress toward developing a new company that draws from the best aspects of each. It’s an illustration of David’s openness to what has made Biomet successful, and of his desire to build upon what has worked well in each company. Zimmer has also publicly stated that it expects the transaction to close at the end of the first calendar quarter of this year.

Our Business Results

Biomet announced the results of its second fiscal quarter in January, and we delivered strong results, with sales of $844 million worldwide. Sales grew 4 percent in the United States, while sales in Europe increased 1 percent and our International region grew 10 percent. All growth numbers are in constant currency:

Geography	Q2 FY 2015
United States	3.9%
Europe	1.4%
International	10.0%
Total Biomet Growth	4.2%

	Q2 FY 2015
Product Area	US	Global
Knees	-0.4%	2.1%
Hips	—%	2.8%
S.E.T.	3.3%	2.0%
Spine, Bone Healing, Microfixation	18.0%	19.5%
Dental	0.5%	-2.1%
Cement, Biologics, and Other	6.9%	3.5%

Hip and knee sales in the quarter were flat in the United States. We attribute this decrease to a combination of very strong year-on-year growth comparisons—the calendar fourth quarter of 2014 was one of extraordinary growth for Biomet and for the industry—as well as some modest sales force attrition due to the pending merger between Biomet and Zimmer.

We’re particularly pleased with the growth we recorded outside the United States. This was our fourth consecutive quarter of strong knee sales growth in Europe, due to the recognition, we believe, of the positive long-term clinical results of our Vanguard Complete Knee System.

We extended the launch of XPA, bicruciate preserving arthroplasty, which allows patients to keep their healthy anterior and posterior cruciate ligaments. Biomet created and leads this XPA category with its Vanguard XP Total Knee System and the Oxford Partial Knee. During the quarter, 120 additional surgeons completed training for our Vanguard XP Total Knee. Over 550 Vanguard XP Total Knees were implanted during this quarter, for a total of 1,650 Vanguard XP Knees implanted to date in nine countries.

Hip sales increased 3 percent during the quarter with the Taperloc family of implants being a key contributor. Additionally, the GTS Hip Stem continued to receive strong market adoption in EMEA and other International regions.

Sales of SET products increased globally and in the United States. I’m pleased to announce our 28th consecutive quarter of double-digit extremity sales growth, an impressive record that can be attributed to the strong brand reputation we’ve built with our Comprehensive Shoulder System. Within our Spine and Bone Healing division, the integration of Lanx provided an expanded product line during the quarter and our Microfixation business continued to show strong sales growth.

Dental sales decreased 2 percent to $68 million worldwide during the quarter, but increased 1 percent in the United States. During the quarter, our T3 implant received approvals in Japan and continues to gain acceptance in markets around the world.

Sales in our Biologics franchise have improved over the past year. We believe there’s a lot of potential within Biologics, in terms of both current and future applications.

These outstanding numbers are the result of hard work by our Team Members around the world. Thank you for all you do every day to move us forward to achieve our mission of improving patients’ lives.

All the best,

Jeff

All trademarks herein are the property of Biomet, Inc., or its subsidiaries, unless otherwise indicated.

Non-GAAP Financial Measures:

Management uses non-GAAP financial measures, such as net sales excluding foreign currency (constant currency). Reconciliations of this non-GAAP financial measure to the most directly comparable GAAP measure are included below.

This non-GAAP financial measure is not in accordance with, or an alternative for, GAAP in the United States. Biomet management believes that this non-GAAP financial measure provides useful information to investors; however, this additional non-GAAP financial information is not meant to be considered in isolation or as a substitute for financial information prepared in accordance with GAAP.

Non-GAAP Reconciliation

A reconciliation of reported results to adjusted results is included below, which is also posted on Biomet’s website: www.biomet.com

Rounding

Amounts may not recalculate due to rounding.

Product Area	Three Months Ended November 30, 2014 Net Sales Growth As Reported	Currency Impact*	Three Months Ended November 30, 2014 Net Sales Growth in Local Currencies*
Knees	0.1%	2.0%	2.1%
Hips	0.1%	2.7%	2.8%
S.E.T.	0.2%	1.8%	2.0%
Spine, Bone Healing and Microfixation	18.7%	0.8%	19.5%
Dental	(4.0)%	1.9%	(2.1)%
Cement, Biologics and Other	0.5%	3.0%	3.5%

Geography	Three Months Ended November 30, 2014 Net Sales Growth As Reported	Currency Impact*	Three Months Ended November 30, 2014 Net Sales Growth in Local Currencies*
U.S.	3.9%	—%	3.9%
Europe	(2.7)%	4.1%	1.4%
International	3.7%	6.3%	10.0%
Total Biomet Growth	2.2%	2.0%	4.2%

Additional Information about this Transaction

 In connection with the proposed transaction, Zimmer Holdings, Inc. (“Zimmer”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB Acquisition, Inc. (“LVB”) that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus because it contains important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus and other related documents filed by Zimmer and Biomet’s parent company, LVB, with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB and its subsidiaries’ (together, the “Company”) principal product lines; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this document. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.